UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported) November 16, 2020

Grow Solutions Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	87-0575118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

222-111 Research Drive, Saskatoon, SK, CA	S7N 3R2
(Address of principal executive offices)	(Zip Code)

Registrant s telephone number, including area code: (888) 352-0826

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1 Fundamental Changes

On November 16, 2020, Grow Solutions Holdings, Inc. (the “Company”) entered into a Settlement Agreement (“Agreement”) with its former CEO; wherein, it has agreed to pay a portion of the back wages to Mr. Fischl, as well as working out agreements with the former employees of the Company. The Agreement states that the Company will pay back wages of approximately $175,000 (CDN) to the employees, $211,776 (CDN) to Chad Fischl and Bailey Fischl (“Fischl Amount”), and that the Company assumes any liability for any unpaid taxes, in as much as is legally possible. The Agreement authorizes the Company to make 15 monthly payments of $14,118.40 (CDN) or until the Fischl Amount has been paid in full. In return Mr. Fischl agrees to return his Series A Preferred shares and Series B Preferred Shares (the “Shares”) that he and his family members control. The Company also agrees to a $10,000 liquidated damages for any payment that is more than three days late, with each late payment also then accruing interest at a rate of 10% per annum on any payments that are not made, until they are paid in full with the then outstanding interest. The Agreement states that the Shares will not be returned until the entire Fischl Amount is paid. As of this filing no payments have been made on the Agreement.

The foregoing summary description of the terms of the Settlement Agreement may not contain all information that is of interest to the reader. For further information regarding the terms and conditions of the Agreement, this reference is made to such agreement, which are filed as Exhibit 6.1 hereto and is incorporated herein by this reference.

Item 7 Departure of Certain Officers

On November 16, 2020, Mr. Chad Fischl resigned from his position as the Company’s sole officer and director and appointed Mr. Philip Sands as the Company’s sole officer and director. Mr. Sands biography is as follows:

Philip A. Sands, Age 60, CEO, Director. Mr. Philip Sands brings over 20 plus years of corporate business experience, business development, project management, investment consultation, and B2B sales experience within Small Business and Corporate America. Since January 2011, he has served in diverse companies with positions of Investment Consultant, Business Development Manager, Director of Investor Relations and Principle of small business. Within his consulting firm, Cold River Capital, Inc., he has helped his clients seek private capital through private equity and institutional investors. His work with small business owners and Small-Cap companies has helped to raise capital through debt & equity structured funding, acquisition and growth capital. With Mr. Sands, vast experience in management, technology and growing small companies, we are extremely excited to have him taking over our indoor vertical farming solutions.

On January 15, 2021, the Company appointed Chad Fischl as a Director of the Company. Mr. Fischl’s biography is as follows:

Chad Fischl, Age 37, Director. During his last year of University, in 2007, Chad started his first company, Shutout Solutions Inc., now called YXE Labs. YXE Labs was originally in the business of importing from South Korea, with exclusivity in North America, Nano Silver products used in the application of deodorizing sports gear. Mr. Fischl was the Co-CEO of YXE Labs and was an integral part of the growth of the business with retailers and professional sports teams across North America, earning endorsements from many of those teams. Mr. Fischl helped grow YXE Labs from having three products in 2007 through to, in 2017, having over 25 various products in four different markets and with internal intellectual property surrounding many of these products. In 2017, Chad resigned from his position with YXE Labs in order to pursue his new ventures through FarmBoys Design Corps. (“FarmBoys”) and, in 2017, Chad started a new venture with a group of partners from various backgrounds in engineering, oil & gas, biology and sales and marketing to form FarmBoys. As the CEO and President of FarmBoys Chad has worked tirelessly with his diverse team to design the world’s most productive modular aeroponic farming units that come fully equipped with proprietary monitoring and automation to make growing aeroponically simple and predictable with very little human intervention. Due to Mr. Fischl’s extensive experience with start-up companies, both in growing those companies and in working together with a diverse team to achieve a goal, we believe that Mr. Fischl, acting as our Chief Executive Officer and a Director of our Company, will be instrumental in helping the Company to execute on its plans for growth.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits: The following exhibits are filed with this report:

Exhibit No.	Description
10.1	Settlement Agreement by and between the Company and Chad Fischl, dated November 16, 2020

SIGNATURES

Pursuant to the requirements Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Grow Solutions Holdings, Inc.

/s/ Phillip A. Sands
Phillip A. Sands
President

Date: January 27, 2021

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